UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

SNAP INTERACTIVE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83303W208

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83303W208
1. Names of Reporting Persons. Jason Katz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 480,366
8. Shared Voting Power 0
9. Sole Dispositive Power 480,366
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 480,366

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

Excludes 201,265 shares of common stock held by the spouse of the reporting person. Mr. Katz disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Mr. Katz is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

13. Percent of Class Represented by Amount in Row (11) 7.15%*
14. Type of Reporting Person (See Instructions) IN

* Percentage calculated based on 6,715,437 shares of common stock outstanding on May 4, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed with the Securities and Exchange Commission on May 11, 2017.

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CUSIP No. 83303W208
1. Names of Reporting Persons. Judy Katz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 201,265
8. Shared Voting Power 0
9. Sole Dispositive Power 201,265
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 201,265

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

Excludes 480,366 shares of common stock held by the spouse of the reporting person. Mr. Katz disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Mr. Katz is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

13. Percent of Class Represented by Amount in Row (11) 3.00%*
14. Type of Reporting Person (See Instructions) IN

* Percentage calculated based on 6,715,437 shares of common stock outstanding on May 4, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed with the Securities and Exchange Commission on May 11, 2017.

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This Amendment No. 1 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of the Snap Interactive, Inc. (the “Issuer”) filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on October 17, 2016 (the “Schedule 13D”).

On January 5, 2017, the Issuer effected a 1-for-35 reverse stock split of its issued and outstanding Common Stock (the “Reverse Stock Split”). As a result of the Reverse Stock Split, each issued and outstanding share of the Issuer’s Common Stock, and the per share exercise price of and number of shares of the Issuer’s Common Stock underlying its outstanding stock options, was automatically proportionally adjusted based on the 1-for-35 Reverse Stock Split ratio. Except as otherwise provided herein, all share and per-share amounts of the Issuer’s Common Stock and stock options have been adjusted to give effect to the Reverse Stock Split for all periods presented.

This Amendment is being filed to disclose a disposition of a total of 467,038 shares of Common Stock of the Issuer previously reported as being votable by Jason Katz. Pursuant to the terms of the Escrow Agreement, dated October 7, 2017, between the Issuer, Jason Katz, as representative of the former stockholders of A.V.M. Software, Inc. (“AVM”), and Corporate Stock Transfer, Inc. (the “Escrow Agreement”), these shares were held in escrow on behalf of the former stockholders of AVM to secure indemnification obligations in connection with the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of September 13, 2016, by and between the Issuer, SAVM Acquisition Corporation (a wholly-owned subsidiary of the Issuer that was merged into AVM), AVM, and Jason Katz as the representative of the stockholders of AVM (the “Merger Agreement”, and the merger of SAVM Acquisition Corporation and AVM effected thereby, the “Merger”). While these shares of Common Stock were held in escrow, Mr. Katz held sole voting power over the shares of Common Stock.

On May 30, 2017, the Escrow Agreement was terminated and all of the shares of Common Stock subject to the Escrow Agreement were distributed to the former shareholders of AVM. Accordingly, Mr. Katz no longer has voting power over such shares.

Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This filing relates to the Common Stock of the Issuer, with principal executive offices at 122 East 42nd Street, New York, New York 10168.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended to delete subsections (b) and (c) thereof and replace them in their entirety with the following:

(b) Business Address:

c/o Snap Interactive, Inc.

122 East 42nd Street

New York, New York 10168

(c) Jason Katz was the founder and Chief Executive Officer of AVM. AVM became a wholly-owned subsidiary of the Issuer on October 7, 2016 as a result of the Merger. In connection with the closing of the Merger, Mr. Katz became the Chairman of the Board of Directors, President and Chief Operating Officer of the Issuer. Judy Katz is the spouse of Jason Katz.

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Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired their interest in the securities described in Item 5 of this filing in connection with the consummation of the Merger pursuant to the Merger Agreement. On October 7, 2016, the Issuer consummated the Merger pursuant to the terms and conditions of the Merger Agreement. In connection with the Merger, the Reporting Persons received an aggregate of 681,631 shares of Common Stock based on the Reporting Persons’ ownership of common stock of AVM at the time of the Merger, including shares of Common Stock previously held in escrow to secure indemnification obligations following the Merger.

Items 4 through 6 of this filing are hereby incorporated by reference into this Item 3.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)       The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by such Reporting Person is stated in Items 11 and 13 of each of the respective Reporting Person’s cover page hereto.

(b)        Number of shares as to which each Reporting Persons has:

(i)	sole power to vote or to direct the vote:

See Item 7 on each respective cover page hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on each respective cover page hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on each respective cover page hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on each respective cover page hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description under the heading “Escrow Agreement” (including such heading) under Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows and the description under the heading “Performance Option” (including such heading) is hereby added to Item 6 of the Schedule 13D as follows:

Escrow Agreement.

On October 7, 2016, the Issuer, Jason Katz, as representative of the former stockholders of AVM, and Corporate Stock Transfer, Inc. entered into the Escrow Agreement, which provided that an aggregate of approximately 514,286 shares of Common Stock to be issued to the former stockholders of AVM shall be held in an escrow account until sixty (60) days after the date on which the Issuer files with the Securities and Exchange Commission its consolidated audited financial statements for the fiscal year ended December 31, 2016 for the satisfaction of any claims for indemnification brought by the Issuer for any damages suffered by the Issuer due to (i) any inaccuracy or breach of any representation or warranty made by AVM and (ii) the non-fulfillment or breach of any covenant or agreement by AVM, as well as certain other potential losses described more fully in the Merger Agreement. An aggregate of approximately 67,045 shares of Common Stock to be issued to the Reporting Persons pursuant to the Merger Agreement were subject to the Escrow Agreement.

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On May 30, 2017, the Escrow Agreement terminated and all shares subject to the Escrow Agreement were distributed to the former shareholders of AVM, and as of such date Jason Katz no longer has any authority to vote the shares previously subject to the Escrow Agreement.

Performance Option

On April 13, 2017, the compensation committee of the Issuer awarded Jason Katz a stock option representing the right to purchase 70,000 shares of Common Stock at an exercise price equal to $3.62, with (i) 17,500 of the option shares vesting based on the Issuer’s earnings before interest, tax, depreciation, and amortization for a fiscal year equal or exceeding $4 million at any time within the four-year period commencing on the date of grant, provided that Jason Katz is providing services to the Issuer on such date, and (ii) 52,500 of the option shares vesting based on the Issuer’s Annual Revenues (as defined in the award agreement governing the stock option) equaling or exceeding the following thresholds at any time within the four-year period commencing on the date of grant, in each case provided that Jason Katz is providing services to the Issuer on such dates: (a) $60 million – 26,250 shares vest and (b) $100 million – 26,250 shares vest.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith).
99.2	Agreement and Plan of Merger, dated as of September 13, 2016, by and between the Issuer, AVM, SAVM Acquisition Corporation, and Jason Katz, as representative of the stockholders of AVM. Previously filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 14, 2016, and incorporated herein by reference.
99.3	Form of Lock-Up Agreement. Previously filed as Exhibit 99.3 to the Reporting Persons’ Schedule 13D filed on October 17, 2016, and incorporated by reference herein.
99.4	Nonqualified Stock Option Agreement, dated as of April 13, 2017, by and between Snap Interactive, Inc. and Jason Katz (filed herewith).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2017

JASON KATZ

/s/ Jason Katz

Date: June 7, 2017

JUDY KATZ

/s/ Judy Katz

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EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith).
99.2	Agreement and Plan of Merger, dated as of September 13, 2016, by and between the Issuer, AVM, SAVM Acquisition Corporation, and Jason Katz, as representative of the stockholders of AVM. Previously filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 14, 2016, and incorporated herein by reference.
99.3	Form of Lock-Up Agreement. Previously filed as Exhibit 99.3 to the Reporting Persons’ Schedule 13D filed on October 17, 2016, and incorporated by reference herein.
99.4	Nonqualified Stock Option Agreement, dated as of April 13, 2017, by and between Snap Interactive, Inc. and Jason Katz (filed herewith).

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